Exhibit 99.1

Richmont Mines Reports Record Third Quarter Production and Peer-Leading Cash Costs from the Island Gold Mine; Island Gold On-Track to Beat Annual Guidance

TORONTO, Oct. 12, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation"), reports solid third quarter results from the Island Gold Mine with record quarterly production of 26,659 ounces of gold, at low cash costs1 of $666 (US$532) per ounce. For the nine-month period, the Island Gold Mine produced 76,541 ounces of gold at peer-leading cash costs of $637 (US$487) per ounce, positioning this cornerstone asset to beat annual guidance. (All amounts are in Canadian dollars unless otherwise indicated.)

THIRD QUARTER HIGHLIGHTS – ISLAND GOLD MINE

•	The Island Gold Mine reported record production of 26,659 ounces of gold (22,666 ounces sold) for the quarter and 76,541 ounces of gold (74,849 ounces sold) for the nine-month period. Production in the quarter was positively impacted by higher than planned grade of 10.04 grams per tonne. The Island Gold Mine is now well positioned to exceed the high-end of annual production guidance of 87,000-93,000 ounces.
•	Cash costs for the quarter were $666 (US$532) per ounce and $637 (US$487) per ounce for the nine-month period. The Island Gold Mine remains on-track to beat the low end of annual cash cost guidance of $715-$765 (US$550-$590) per ounce.
•	Cash balance at the end of the quarter was $90.1 (US$72.2) million, a slight decrease of $5.8 (US$4.6) million over the second quarter. As a result of timing, the finished goods inventory at the end of the quarter consisted of approximately 2,000 gold ounces. These ounces were sold in the fourth quarter.
•	On September 11, 2017, Richmont announced that it had entered into a definitive agreement with Alamos Gold ("Alamos") whereby Alamos will acquire all of the issued and outstanding shares of Richmont pursuant to a plan of arrangement. The transaction is expected to close on, or about, November 23, 2017.
•	On October 2, 2017, Richmont completed the sale of Richmont's Quebec based assets to Monarques Gold Corporation, which includes the Beaufor Mine, the Camflo Mill and the Wasamac development project as well as all other mineral claims, mining leases and mining concessions located in the province of Quebec.

"The Island Gold Mine has delivered another record quarter of production at peer leading cash costs, which positions the operation to beat annual guidance for the third consecutive year. During the nine-month period this high quality asset continued to outperform the recently released Preliminary Economic Assessment on all key metrics including tonnes mined and milled, grades and unit operating costs, all of which will support a significant free cash flow stream," commented Renaud Adams, President and CEO. He continued, "During the quarter, we announced a pivotal transaction with Alamos that is consistent with our commitment to create significant shareholder value. Our shareholders will maintain exposure to the ongoing potential of the Island Gold Mine and benefit from having meaningful ownership in a diversified intermediate producer with a proven and experienced management team."

1 Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.

Upcoming News

•	Q3 Financial Results (Nov. 8)
•	Richmont Shareholder Meeting (Nov. 16)
•	Closing of the Richmont / Alamos Transaction (Nov. 23)

Non-International Financial Reporting Standards ("IFRS") Performance Measures
In this press release, the term "cash costs per ounce" is used, which is a non-IFRS performance measure, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. "Cash costs per ounce" is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interest on capital leases, capital expenditures and exploration and project evaluation costs. Refer to the Corporation's 2017 and 2016 MD&A for a reconciliation of cash costs to cost of sales.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario and is also advancing development of the significant high-grade resource extension to the east and at depth. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont's Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the United States Securities and Exchange Commission (the "SEC"). The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the Canadian Securities Administrators differ significantly from the requirements of the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The scientific or technical information in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont, and a qualified person as defined by NI 43-101.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/October2017/12/c5101.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 12-OCT-17